UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009800

March 1, 2004

David M. Achterkirchen
Corporate Secretary
Siliconix Incorporated
2201 Laurelwood Road
Santa Clara, CA 95054

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2004

Re: Siliconix Incorporation
Incoming letter dated February 6, 2004

Dear Mr. Achterkirchen:

This is in response to your letter dated February 6, 2004 concerning the shareholder proposal submitted to Siliconix by Raymond Fitzgerald. We also have received a letter from the proponent dated February 18, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Raymond Fitzgerald
37 Riverside Dr.
New York, NY 10023

90283

LAW OFFICES OF
DAVID M. ACHTERKIRCHEN

One Embarcadero Center, Suite 1200
San Francisco, California 94111

Telephone: (415) 732-3717
Facsimile: (415) 732-3780
Email: dachterkirchen@sbcglobal.net

February 24, 2004

BY FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Raymond Fitzgerald

Ladies and Gentlemen:

I have received a copy of the response of Raymond Fitzgerald (the "Proponent"), dated February 18, 2004 (the "Response"), to my letter to you dated February 6, 2004, asking that the staff of the Division of Corporation Finance (the "Staff") confirm that it would not recommend enforcement action if Siliconix incorporated (the "Corporation") excludes the Proponent's stockholder proposal and accompanying supporting statement (the "Proposal") from the Corporation's proxy materials for its 2004 Annual Meeting of Stockholders for the reasons set forth therein. I wish to address a few points raised in the Response.

I. The Response fails to advance any reason why the Proposal has not been "substantially implemented."

The Proposal demands that the Corporation put in place a committee meeting the Nasdaq independence standards to review related party transactions as required by the Nasdaq rules. Upon being informed that the Corporation has done just this, the Proponent now speculates that the members of the Corporation's Audit Committee, who meet the independence standards set forth in the Proposal (Nasdaq Rule 4200) as well as Rule 10A-3(b), are not in his view independent. It appears that the Proponent does not dispute that the Proposal has been implemented, but rather questions the adequacy of the applicable rules of Nasdaq and the Securities and Exchange Commission (the "Commission"), with which the Corporation is in full compliance as contemplated by the Proposal. If anything, the Proponent's latest argument would appear to be with Nasdaq and Rule 10A-3 as formulated and not with the Corporation.

II. The Response incorrectly asserts that the Corporation does not currently address a budget for committee matters.

The Response also argues that the Corporation has failed to implement the Proponent's proposal that the Audit Committee have an adequate budget. This is also incorrect. As required by Rule 10A-3(b)(5), which is incorporated by Nasdaq Rule 4350(d)(3), the Corporation's Audit Committee Charter provides that the Corporation "shall provide such funding as the Committee determines is appropriate in connection with the retention of such advisors and the compensation of any independent auditor for audit, review or attest services, as well as for the ordinary administrative expenses of the Committee in carrying out its duties." Under Rule 10A-3(b)(5), the committee alone determines the appropriate funding for its activities, and the Corporation's Audit Committee will have the budget it deems adequate for carrying out its responsibilities.

III. The Response incorrectly asserts that the Corporation's arguments to exclude the Proposal are inconsistent.

The Response characterizes the Corporation's arguments that it has substantially implemented the Proposal and that it lacks the corporate power to implement the proposal as contradictory. While this contention has a surface appeal, it is incorrect and depends upon a misunderstanding of the latter argument. The latter argument, which is supported by an extensive line of Staff no-action letters and a decision of the Commission itself cited in my previous letter, is that the stockholders alone have the right to select who will be a director, and therefore the Corporation cannot adopt a proposal requiring that the persons meeting certain qualifications be elected director. The essence of the argument is <u>not</u> that the Corporation <u>cannot</u> have an independent committee review related party transactions (as it in fact does) but that a proposal cannot force the Board to appoint a committee with members meeting certain qualifications, because only the stockholders can decide who will be a director of the Corporation.

We note that these same two arguments have been made together to the Staff in a number of instances in which the Staff granted no-action relief. *See, e.g., I-Many, Inc. (Apr. 4, 2003); Dendrite Int'l., Inc. (Mar. 20, 2002); Mattel Inc. (Mar. 21, 2001); Bank of America Corp. (Feb. 20, 2001).*

CONCLUSION

For the foregoing reasons, the Corporation continues to believe that it is appropriate to exclude the Proposal from the Corporation's proxy materials and requests confirmation that the Staff will not recommend enforcement action in this matter.

* * *

Finally, I wish to note one fact that has come to my attention. The Corporation's Board of Directors is considering election or nomination for election of an individual qualifying as an Audit Committee financial expert, as defined under Item 401(h)(2) of Regulation S-K, for service on the Board and its Audit Committee. The Board may consider electing or nominating an individual who may also serve as a director and Audit Committee financial expert for the Corporation's parent company, Vishay Intertechnology, Inc., as permitted by Nasdaq Rule 4200 and Rule 10A-3. Of course this member would not participate in consideration of related party transactions between the Corporation and its parent. While this does not in any way detract from the appropriateness of the Corporation's determination to exclude the Proposal, I bring it to your attention in the interest of completeness.

I would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein or in my previous letter, I respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Please do not hesitate to call me at (415) 732-3717 if I can be of any further assistance in this matter.

Thank you for your attention to this matter.

Very truly yours,

David Achterkirchen

David Achterkirchen
Corporate Secretary

RAYMOND FITZGERALD

37 RIVERSIDE DRIVE
NEW YORK, NEW YORK 10023
(212) 615-2222

February 18, 2004

By Facsimile and Federal Express

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Raymond Fitzgerald to Siliconix incorporated

Dear Sirs/Mesdames:

I am in receipt of a copy of a letter dated February 6, 2004 from David M. Achterkirchen, Esq., Corporate Secretary of Siliconix incorporated ("Siliconix"), to the Securities and Exchange Commission ("SEC") seeking a no-action letter ("No-Action Application") to protect Siliconix in the event it does not include in its proxy my proposal that Siliconix appoint an independent audit committee. The SEC should not issue a no-action letter to Siliconix. To the contrary, the SEC instead should commence an immediate investigation of the serial related party transactions that Vishay Intertechnology, Inc. ("Vishay"), which controls Siliconix through its approximately 80.4% ownership of the outstanding stock of Siliconix, has caused Siliconix to engage in for Vishay's benefit and to Siliconix's detriment.

I have a very significant interest in Siliconix and its well being. I have been a Siliconix shareholder for more than a decade, long before Vishay acquired its interest in Siliconix in 1998 and began operating Siliconix for its own benefit and to the detriment of Siliconix's minority shareholders. Currently I hold in excess of $6 million in market value of Siliconix stock. I believe I am one of the largest, if not the largest, non-institutional minority shareholders of Siliconix. If I were an institutional shareholder, I would be (based on the most recent reported information) the fifth largest institutional holder of Siliconix stock.

I vigorously object to Siliconix's No-Action Application to the SEC. For the SEC to issue a no-action letter would be to condone the sham independence of the entire Siliconix board, including all of the board members on the audit committee, and the repeated related party transactions between Siliconix and Vishay which the Vishay appointed board, including the members of the audit committee, as well as the Vishay appointed Siliconix auditors, Ernst & Young, have condoned.

In order for the SEC to put my proposal, Siliconix's No-Action Application and my response in context, the SEC should be aware of facts that support my proxy proposal and facts that confirm that the Siliconix board, and in particular the members of the audit committee, have permitted Vishay, without objection, to cause Siliconix to engage in hundreds of millions of dollars of related party transactions solely for Vishay's benefit. As is noted in my proposed resolution, among those related party transactions are:

(i) Vishay causing Siliconix to sell to Vishay certain very valuable Siliconix subsidiaries at book value, resulting in large payments of commissions to Vishay and to Vishay's subsidiaries and, thereby, materially and negatively impacting Siliconix's profits;

(ii) Vishay causing Siliconix to make unsecured low interest loans to Vishay of $75 million, $70 million and $70 million the repayment of which were subordinated to bond related debt of Vishay;

(iii) Vishay causing Siliconix to undertake obligations, and accept restrictions, with respect to Vishay's $825 million revolving credit line;

(iv) Vishay causing Siliconix to commence a patent infringement suit on April 5, 2001 against General Semiconductor (after Vishay's attempt to acquire General Semiconductor was initially rejected), which patent infringement suit was discontinued after General Semiconductor acquiesced in its acquisition by Vishay on or about November 2, 2001;

(v) Vishay using Siliconix's assets such as Silconix's SAP software, personnel and patents without adequate compensation to Siliconix;

(vi) Vishay using Siliconix's identity and MOSFET products to promote Vishay's products without adequate compensation to Siliconix; and

(vii) Vishay commiting Siliconix's assets in Israel for Vishay's benefit, without adequate compensation to Siliconix.

In addition, since the time I submitted the proposed resolution, Vishay has caused Siliconix to enter into an unfavorable business arrangement in Israel with Tower Semiconductor designed to preserve for Vishay tens of millions of dollars in grants from Israel to Vishay which otherwise would have been lost to Vishay as a result of it moving its own operations to lower cost production locations outside of Israel.

Siliconix's request for a no-action letter is based on two inconsistent positions. First, Siliconix contends that it already has substantially implemented my proposal and, therefore, it need not be presented for a vote. Then, and completely contradictory to its first basis, Siliconix contends that it lacks the power or authority to implement my proposal. Sheer nonsense. The fact is not only does Siliconix have the power and the authority to implement my proposal, it is required by law to do so.

With respect to Siliconix's contention that it already has implemented my proposal, Siliconix contends that it has appointed an "independent" audit committee comprised of "independent" directors. More nonsense. There is nothing independent about the directors who sit on the audit committee. The Siliconix audit committee is comprised of three people – Mark Segall, Timothy Talbert and Christine Heiss. Their relationships with Vishay are as follows:

(i) Mr. Segall was Vishay's long-time corporate counsel until he became an investment banker;

(ii) Mr. Talbert was Vishay's long-time banker and was instrumental in Vishay's growth from its very first takeover:

> "Tim Talbert our [Vishay's] account manager there was not very high up in the bank. But he had fought for us like a lion, and eventually, level by level he had won over the opponents of this deal and manufacturers.
>
> * * * *
>
> I [Felix Zandman] looked over at Tim Talbert, who wanted this so badly for us [Vishay] and had fought so hard to make it happen. He had tears in his eyes."[1]

Mr. Talbert still fights for Vishay "like a lion" but now he is doing it as a member of the Siliconix board without "tears in his eyes" for Siliconix or its minority shareholders; and finally

(iii) Christine Heiss whose, or whose family's, direct or indirect relationships, if any, with Vishay or the Zandmans, Vishay's controlling family, have not been adequately addressed.

In addition to the absence of independent directors on the audit committee, the auditors that Vishay appointed for Siliconix are Ernst & Young. Ernst & Young not coincidently are also the auditors for Vishay. Ernst & Young, as Vishay's auditors, cannot legitimately

---

[1]Never the Last Journey by Felix Zandman, pages 317 and 319. Felix Zandman is the chairman of the board of Vishay and, through his control of Vishay, controls Siliconix.

contend that they can independently audit Siliconix with respect to related party transactions with Vishay.

Although Siliconix contends that it already has implemented my proposal, it has ignored completely an important part of the proposal, i.e., the requirement for a budget. Without a dedicated budget, if and when a truly independent audit committee is in place, that committee will not have the ability to investigate or to do anything about the improper related party transactions with Vishay. The reason that Siliconix has not addressed this part of my proposal is because no such budget exists and, if my proposal is not presented to the shareholders, no such budget will ever exist.

I submit that Siliconix's No-Action Application itself serves as an appropriate invitation for the SEC to encourage Siliconix to voluntarily comply with my proposal. Alternatively, Siliconix's No-Action Application should be deemed sufficient consent by both Siliconix and Vishay for the SEC to commence immediately an investigation of the facts and circumstances underlying Siliconix's No-Action Application and to determine whether Siliconix has an independent audit committee and independent auditors. It is incumbent on the SEC to assess for itself whether Siliconix and Vishay, through Siliconix's No-Action Application, are inappropriately seeking the SEC's blessing of a situation that cannot withstand even cursory scrutiny.

I am willing to meet with you in Washington, San Francisco, New York or other venue of your choice at your earliest convenience to provide documents in support of the concerns expressed herein.

Very truly yours,

Raymond Fitzgerald

RF:dmd

cc: David M. Achterkirchen, Esq. (By Fax)

LAW OFFICES OF
DAVID M. ACHTERKIRCHEN

One Embarcadero Center, Suite 1200
San Francisco, California 94111

Telephone: (415) 732-3717
Facsimile: (415) 732-3780
Email: dachterkirchen@sbcglobal.net

February 6, 2004

BY FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal Submitted by Raymond Fitzgerald

Ladies and Gentlemen:

Siliconix incorporated (the "Corporation") has received a stockholder proposal dated January 9, 2004 (the "Proposal") from Raymond Fitzgerald (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting"). The Proposal is attached hereto as Exhibit A. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "SEC") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2004 Annual Meeting for the reasons set forth herein.

The 2004 Annual Meeting is scheduled to be held on June 10, 2004. The Corporation intends to release definitive copies of its proxy materials to its stockholders on or about May 10, 2004 and intends to start printing the proxy materials on or about May 7, 2004.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intention to omit the Proposal from the Corporation's proxy materials for the 2004 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Board of Directors appoint an independent committee comprised of "independent directors," as defined in NASD Rule 4200, to review all related party transactions required to be disclosed by Item 404 of Regulation S-K.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2004 Annual Meeting pursuant to Rules 14a-8(i)(10) and 14a-8(i)(6), for the following reasons: (i) the Proposal may be excluded under Rule 14a-8(i)(10) because the Corporation has substantially implemented the Proposal; and (ii) the Proposal may be excluded under Rule 14a-8(i)(6) because the Corporation would lack the power or authority to implement the Proposal.

I. The Proposal has been substantially implemented.

The Corporation has already substantially implemented the Proposal because the Proposal asks the Corporation to take actions that it is required to take, and has taken, pursuant to the new corporate governance rules of The Nasdaq Stock Market, Inc.

Rule 14a-8(i)(10) permits a registrant to omit a stockholder proposal if "the company has already substantially implemented the proposal." According to the Division, the exclusion provided in Rule 14a-8(i)(10) is "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (July 7, 1976).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Division has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.* (Feb. 8, 1995); *Intel Corp.* (Mar. 11, 2003).

In *Nordstrom Inc.* (Feb. 8, 1995), the proposal, if adopted, would have required the board to commit to a code of conduct for its overseas suppliers. In reaching its decision not to recommend enforcement action if Nordstrom omitted the proposal from its proxy materials in reliance on Rule 14a-8(i)(10), the Division noted that the proposal was substantially covered by existing company guidelines and excludable as moot.

Similarly, in *Intel Corp.* (Mar. 11, 2003), the proposal, if adopted, would have required the board to submit to shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution. The

Division decided not to recommend enforcement action if Intel omitted the proposal from its proxy materials in reliance on Rule 14a-8(i)(10), based on Intel's representation to the Division that it intended to pass a resolution requiring stockholder approval in circumstances essentially identical to those set forth in the proposal. *See also SBC Communications Inc.* (Jan. 9, 2004); *Exxon Mobil Corp.* (Jan. 24, 2001); *CFS Bancorp.* (Feb. 16, 2001); *Kmart Corporation* (Feb. 23, 2000); *Masco Corp.* (Mar. 29, 1999); *Sears Roebuck and Co.* (Feb. 16, 1999); *The Gap, Inc.* (Mar. 8, 1996).

In the current case, the Proposal contains two elements, both of which have already been implemented by the Corporation. The first element of the Proposal provides that the Corporation appoint an independent committee comprised of independent directors, as defined under NASD Rule 4200. The Corporation has done this. In accordance with the Corporation's audit committee charter and the corporate governance requirements of the Nasdaq National Market with which the Corporation must comply, the Corporation's Audit Committee currently consists of three directors, each of whom meets the independence requirements for serving on audit committees as set forth in Nasdaq Rule 4200(a)(15).

The second element of the Proposal provides that such independent committee review all related party transactions required to be disclosed by Item 404 of Regulation S-K. The Corporation has already implemented this procedure. Pursuant to Nasdaq Rule 4350(h) with which the Corporation must comply, the Corporation's Audit Committee currently reviews and approves all related party transactions required to be disclosed under Item 404 of Regulation S-K. In December 2003, the Corporation amended its Audit Committee Charter to specify this requirement, and the Corporation's Audit Committee is currently implementing these reviews as required by the Nasdaq rules and the Audit Committee Charter.

Because the Corporation has implemented in full each element of the Proposal, the Proposal is moot and should be excluded pursuant to Rule 14a-8(i)(10).

II. The Corporation would lack the power or authority to implement the Proposal.

Rule 14a-8(i)(6) permits a registrant to omit a stockholder proposal if, upon passage, "the company would lack the power or authority to implement the proposal." The Corporation is a Delaware corporation and is subject to the Delaware General Corporation Law (the "DGCL"). Under the DGCL and the bylaws of the Corporation (the "Bylaws"), the Board of Directors is permitted to delegate its power and authority with regard to certain business matters to committees comprised of one or more directors. Members of any "independent committee" comprised of "independent directors" and appointed by the Board of Directors must be members of the Board of Directors. As required by the DGCL and the Bylaws, directors of the Corporation are elected solely by the stockholders at their annual meeting. Thus, it is not within the power of the Corporation or its Board of Directors to guarantee or enforce the election by stockholders of any particular person or type of person as a director at the annual meeting of stockholders.

The Division previously supported other registrants' omission of proposals that tried to impose specific qualification criteria upon individual directors, based on the Division's opinion that it was beyond the board's power to ensure the election of individuals as directors who meet the criteria specified in the proposal. *See, e.g., Bank of America Corp.* (Feb. 20, 2001); *PG&E Corporation* (Jan. 22, 2001).

In *Bank of America Corp.* (Feb. 20, 2001), the proposal, if adopted would have required the audit committee to be composed entirely of "independent directors" as defined in the proposal. In reaching its decision not to recommend enforcement action if Bank of America omitted the proposal from its proxy materials in reliance on Rule 14a-8(i)(6), the Division stated that "it does not appear to be within the board's power to ensure the election of individuals as director who meet specified criteria."

Similarly, in *The Boeing Company* (Feb. 22, 1999), the proposal, if adopted, would have required certain committees of the board to be composed only of independent directors, as defined in the proposal. In reaching its decision not to recommend enforcement action if Boeing omitted the proposal from its proxy materials in reliance on Rule 14a-8(i)(6), the Division stated that "it does not appear to be within the board's power to ensure the election of individuals as director who meet the specified criteria." The proponent in Boeing appealed the Division's decision to the full Commission of the SEC. On appeal the full Commission of the SEC refused to overturn the Division's application of Rule 14a-8(i)(6). *See The Boeing Company* (Aug. 18, 1999). The following year, the Division again concurred that a substantially similar proposal could be excluded from Boeing's proxy materials in reliance on Rule 14a-8(i(6). *See The Boeing Company* (March 6, 2000). *See also, Marriott International Inc.* (Feb. 26, 2001); *Ameritech Corp.* (Dec. 29, 1994); *U.S. West, Inc.* (Dec. 22, 1993); *American Telephone & Telegraph Co.* (Dec. 13, 1985).

Following the reasoning in *Bank of America* and *Boeing*, the Corporation believes the Proposal should be excluded pursuant to Rule 14a-8(i)(6). The Proposal desires to impose additional qualifications on members of an "independent committee" to be comprised of "independent directors" and to be appointed by the Board of Directors to which the Corporation's Board of Directors as a whole is not subject. If the Proposal were implemented, each director who failed to meet the definition of "independent director," as set forth in NASD Rule 4200, would be prohibited from serving on the "independent committee," even though that director may be qualified to serve generally on the Board of Directors. The Corporation does not have the power to implement the Proposal because of the Corporation's inability to guarantee the outcome of stockholder-controlled elections. Thus, the Corporation may be faced with a situation in which it has a full Board of Directors but no qualified directors under the Proposal to serve on its "independent committee."

Because the Corporation cannot ensure that stockholders will elect a sufficient number of directors to impanel an "independent committee" for which the Proposal seeks to impose additional qualifications, the Corporation would "lack the power . . . to implement the proposal." Accordingly, the Corporation may properly exclude the Proposal pursuant to Rule 14a-8(i)(6).

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2004 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please call me at (415) 732-3717.

Thank you for your attention to this matter.

Very truly yours,

David Achterkirchen

David Achterkirchen
Corporate Secretary

RAYMOND FITZGERALD

37 RIVERSIDE DRIVE
NEW YORK, NEW YORK 10023
(212) 615-2222

January 9, 2004

VIA HAND DELIVERY

Siliconix Incorporated
2201 Laurelwood Road
Santa Clara, CA 95054

Re: Shareholder Proposal for Siliconix, Inc. Pursuant to SEC Rule 14a-9

Delivered herewith are (a) a Shareholder Proposal for Siliconix, Inc. submitted pursuant to SEC Rule 14a-9; and (b) a Verification of Shareholder for the Shareholder Proposal.

RAYMOND L. FITZGERALD

cc: King Owyang, President, CEO, Director (Via Facsimile W/ Enclosures)
David M. Achterkirchen, Esq., Corporate Secretary (Via Hand W/ Enclosures)

EXHIBIT A

RESOLUTION

RESOLVED, that the shareholders urge the following:

That, to comply with NASD Rule 4350(h), the Board appoint an "Independent Committee" comprised of "independent directors" as defined in NASD Rule 4200 (with an adequate budget for independent advisors) to review all related party transactions required to be disclosed by Item 404 of Regulation S-K.

DISCUSSION

This stockholder proposal responds to the Siliconix "Notice of Annual Meeting of Stockholders" dated May 9, 2003. The notice stated that the Nominating Committee was "created by the Board of Directors in March 2003 . . . to facilitate the selection of a 'financial expert' to serve on the Board of Directors and the Audit Committee as mandated by the recently adopted Securities and Exchange Commission requirements regarding the composition of the Audit Committees of publicly traded companies. These regulations will become applicable to the Company in 2004. The Nominating Committee will also consider nominees to the Board of Directors recommended by security holders. In order to submit such a recommendation, a security holder should submit an appropriate stockholder proposal."

This stockholder proposal is also submitted because of concerns of certain Siliconix minority shareholders about related party transactions between Siliconix and Vishay since Vishay acquired 80.4% of the common stock of Siliconix on March 31, 1998.

Siliconix has reported publicly $109 million of related party transactions with Vishay. Some of these transactions are briefly set out in the following table. (Transactions in 2003 not included.)

Sale of assets to Vishay	Amount
Sales of Siliconix subsidiaries	
a) VAPL @ book value	$5,800,000
b) Vishay Japan KK @ book value	400,000
	6,200,000
Commissions and fees paid to Vishay	
Sales commissions paid to Vishay (5/99 through 12/31/02)	64,875,000
Administration sharing expenses paid to Vishay	20,093,000
Management fees paid to Vishay	7,867,000
Assembly & Test (Israel)	10, 102,000
	$102,937,000

Areas of concern by certain minority shareholders include: (a) the sale of Siliconix subsidiaries to Vishay at book value, resulting in large payments of commissions to Vishay and to the subsidiaries and negatively impacting Siliconix profits; (b) the use of Siliconix assets by Vishay, like its SAP software, personnel and patents, without adequate compensation to Siliconix; (c) commitments of Siliconix assets in Israel for Vishay's benefit, without adequate compensation to Siliconix; (d) Siliconix obligations and restrictions as a permitted borrower on Vishay's revolving credit line for $825,000,000; (e) loans to Vishay from Siliconix of $75,000,000, $70,000,000 and $70,000,000 at 3.025% interest, subordinated to junk-bond rated debt of Vishay; (f) a patent infringement suit brought by Siliconix on April 25, 2001 against General Semiconductor (after Vishay's attempt to acquire General Semiconductor was rebuffed on April 18, 2001) and dismissed after General Semiconductor acquiesced to acquisition by Vishay on or about November 2, 2001; and (g) the use of Siliconix's identity and MOSFET products to promote Vishay products, without adequate compensation to Siliconix.

To assure that all dealings between Vishay and Siliconix comply with NASD regulations and are truly "arm's length," an Independent Committee is critical.

RAYMOND L. FITZGERALD

VERIFICATION OF SHAREHOLDER

I RAYMOND L. FITZGERALD declare as follows:

1. This declaration is made in support of the accompanying shareholder proposal to Siliconix incorporated ("Shareholder Proposal") pursuant to SEC Rule 14a-8, as to which Shareholder Proposal the IRA account of Raymond Fitzgerald ("Fitzgerald IRA") is the proponent.

2. I am the sole owner and beneficiary and authorized to vote the Siliconix stock on behalf of the Fitzgerald IRA, which presently holds 137,651 shares of common stock, $0.01 par value of Siliconix incorporated ("Common Stock"), the one class of equity securities issued and outstanding for Siliconix incorporated and entitled to be voted on the Shareholder Proposal.

3. The Fitzgerald IRA has held these said 137,651 shares of Common Stock continuously for over one (1) year prior to the date the Shareholder Proposal is being submitted and intends to continue to hold these said 137,651 shares of Common Stock through the meeting date for the Siliconix Annual Meeting of Stockholders for 2004.

4. These said 137,651 shares of Common Stock have had a market value for the one (1) year prior to the date of the Shareholder Proposal, and presently have a market value, of at least Two Thousand Dollars ($2,000.00).

Sworn to under penalty of perjury, pursuant to the laws of the State of New York, this 8th day of January, 2004 at New York City, New York.

Doreen DiBenedetto

DOREEN DIBENEDETTO
NOTARY PUBLIC, State of New York
No. 01DI4731219
Qualified in Rockland County
Commission Expires July 31, 2006

Raymond L. Fitzgerald

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Siliconix Incorporation
Incoming letter dated February 6, 2004

The proposal requests the board appoint a committee of independent directors to review all related party transactions.

There appears to be some basis for your view that Siliconix may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Siliconix omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Siliconix relies.

Sincerely,

Michael R. McCoy
Attorney-Advisor